Chunghwa Telecom holds a non-deal roadshow in Europe Date of events: 2013/11/01 Contents:

1.	Date of the investor conference: 2013/11/04~2013/11/08

2.	Time of the investor conference: 8:00AM

3.	Location of the investor conference: Amsterdam, Hague, London, Glasgow, Edinburgh, Frankfurt

and Paris.

4. Brief information disclosed in the investor conference: The meeting arrangement will be assisted by BNP.

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Presentation will be released on

http://www.cht.com.tw/chtir

7. Any other matters that need to be specified: None